SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                  Form 40-F   X
                  -----                         --

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes           No    X
            -----            --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 25 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                         ----------------
                                               (Registrant)

Date:  27 May 2004
                                         By:  /s/ John K. Irving
                                              ---------------------------
                                              Name:   John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

    CP Ships Limited "SUPPLEMENTAL INFORMATION
    FOR FIRST QUARTER 2004", dated 27 May 2004                              4

                                                                Exhibit 10.1


CP SHIPS                REGIONAL FOCUS o  GLOBAL SCALE



                 SUPPLEMENTAL INFORMATION FOR FIRST QUARTER 2004

On 11th May 2004, CP Ships Limited announced unaudited first quarter 2004 operating income of US $16 million, compared with a $3 million loss before exceptional items in first quarter 2003. Basic earnings per share was $0.09 compared with a basic loss per share of $0.13 before exceptional items in first quarter 2003. Net income available to common shareholders was $8 million, compared to a net loss of $22 million in first quarter 2003.

"With record volume and revenue for the seasonally weak first quarter broadly across all market segments, this is our best first quarter operating profit since becoming public in October 2001," commented Ray Miles, Chairman of CP Ships.

Volume at 562,000 teu was up 9% from first quarter 2003 only just below the fourth quarter 2003's record. Average freight rates were 8% higher from same quarter last year although down 2% from fourth quarter 2003. EBITDA(1) at $48 million was nearly double the $25 million recorded in first quarter 2003.

In March, a new service was started between Asia and Vancouver/Oakland, complementing the existing Asia-Vancouver service in our expanding Asia-Americas trade lane. There was no material impact on first quarter earnings from rail congestion in Western Canada and the now resolved tugboat labour dispute.

At the beginning of April, the acquisition of Montreal-based ROE Logistics, a specialist in freight forwarding, customs brokerage, logistics, warehousing and distribution services, was completed. This acquisition is part of a plan to selectively develop value-added logistics services to build on strong positions in core regional markets as a natural extension of door-to-door intermodal services.

Cost per teu(2) for the first quarter was up by 7% compared to same quarter 2003 due mainly to the adverse impact of the weaker US$, estimated at $36 million before hedging. Currency had a positive impact on revenue of $18 million. The adverse impact of higher ship charter costs was about $10 million. Other operational costs, mainly inland transport and terminal handling, were also higher. Fuel costs were down $5 million in the quarter mainly due to lower prices.




-------------------------
(1) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.




                                      1/22

Charter renewals for 24 ships at more expensive rates during 2004 are estimated to have a $35 million adverse impact on full year 2004 operating income. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year.

The 2004 cost reduction program is expected to deliver $35 million of annualized savings, most of which is expected to contribute to the 2004 result.

During the quarter, we added to our investment capacity by raising $200 million through the issue of 4% convertible notes. We also replaced our two secured revolving credit facilities totalling $525 million with a new five-year revolving credit facility for the same amount on more flexible terms.

The ship fleet decreased from 80 on 31st December 2003 to 76 ships on 31st March 2004 due mainly to the restructuring of services to offset the adverse impact of higher ship charter costs.

Outlook

Following an improved first quarter result, we maintain our view that net income in 2004 will be higher than in 2003.

REVIEW OF OPERATIONS

TransAtlantic Market

First quarter operating income of $1 million was down $3 million from first quarter 2003 with stronger volume and higher freight rates offset by higher operating costs. Volume was up 8% from first quarter 2003 with moderate import growth into North America and strong growth in exports. Freight rates, although 10% higher than first quarter 2003, were down 4% from fourth quarter due mainly to higher volume of lower margin North American export cargo.

Australasian Market

Despite some adverse impact from higher operational costs, operating income at $10 million was up from $6 million in first quarter last year mainly due to higher average freight rates which were up 19% from same period last year and 8% from fourth quarter.

Latin American Market

Operating income was $2 million versus breakeven in the first quarter last year. Volume was up 10% with both stronger imports and exports. Average freight rates were 1% lower than fourth quarter and 4% down from first quarter 2003.


                                      2/22

Asian Market

Underlying volume excluding Asia-Europe was up nearly 50% over first quarter 2003, with both imports and exports showing continued strength. Average freight rates, although 2% higher than first quarter last year, were 5% lower than fourth quarter 2003, due mainly to the effect of seasonally weaker export freight rates from Asia. Operating profit was $nil in first quarter 2004 compared with a loss of $14 million in the same quarter 2003. This was due to much improved performance in the Asia-Americas trade lane and the positive impact of withdrawal from the Asia-Europe trade in April 2003. These were partly offset by losses in the India trades, although market conditions have improved.

Other Trades

Operating income for first quarter at $3 million increased by $2 million compared to the same period in 2003 with improved results for both Montreal Gateway Terminals and the North America-South Africa service.

Other Consolidated Income Statement Items

Current income tax expense at $2 million was $1 million higher than first quarter 2003.

Net interest expense was $7 million compared to $8 million in first quarter 2003 and includes a $4 million charge to write-off unamortized fees and other costs relating to the old revolving credit facilities which were cancelled and replaced during the quarter, offset by a $5 million benefit from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules from 1st January 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash inflow from operations before exceptional item related payments was $26 million in first quarter compared to a $17 million cash outflow in the same period 2003 due to stronger operating results before depreciation and an improvement of $19 million in non-cash working capital.

Capital expenditure at $9 million was mainly investment in ship equipment and information systems. Outstanding capital commitments at $3 million at 31st March 2004 were up from $2 million at 31st December 2003.

During the quarter, we strengthened our liquidity by issuing $200 million of 4% convertible senior subordinated notes due in 2024 and by replacing the two existing secured revolving credit facilities with a new five-year $525 million multi-currency revolving credit facility.

Proceeds from the convertible notes issue were used to reduce borrowings under the old revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 7 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.



                                      3/22

The new $525 million revolving credit facility is available for general corporate purposes including capital expenditure and acquisitions. It is secured on 25 ships with a net book value at 31st March 2004 of $772 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security which are revalued annually. At 31st March 2004, $75 million was borrowed under the facility and sufficient collateral was available to draw the remaining $450 million. The facility, which contains a number of cross default provisions and financial and operational covenants, customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.

Long-term debt was $622 million at 31st March 2004, down from $651 million at 31st December 2003 due to repayment of borrowings out of operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. Cash and cash equivalents was $74 million at 31st March 2004 compared to $75 million at 31st December 2003.

At 31st March 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to remain in compliance throughout 2004 based on current projections.

Shareholders' Equity

Shareholders' equity increased to $1,337 million at 31st March 2004 from $1,306 million at 31st December 2003 from the $29 million of the convertible notes issuance recorded as other equity, the addition of net income for the quarter, increases in contributed surplus for stock-based compensation, offset by cumulative adjustments on foreign currency translation.

At 7th May 2004, there were 89,912,780 common shares outstanding.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management

CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.


                                      4/22

During first quarter, about 50% of the Euro and 60% of the Canadian $ exposure were hedged resulting in a loss of $1 million compared to nil impact from hedges in the same period last year. Subsequent to the quarter end, additional hedges were put in place such that approximately 75% of the Euro, 85% of the Canadian $ and 45% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, 25% of the anticipated exposure for each of these currencies was hedged for the first quarter 2005.

The hedges for the Canadian $, Euro and GB Pound in place at 30th April 2004 have the following ranges:

                                              Hedge range

                         Remainder of 2004                      2005
                         ----------------------------------------------------
      Canadian $               1.29 - 1.39                  1.28 - 1.38
      Euro                     1.22 - 1.24                  1.18 - 1.25
      GB Pound                 1.74 - 1.79                  1.71 - 1.77

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.

Interest Rate Risk Management

At 31st March 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $394 million or 63% of debt was at floating rates linked to US$ LIBOR. The average margin on the floating debt was 3.4%. The remaining borrowings were fixed at an average rate of 4.9%.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $3 million.

Fuel Price Risk Management

During first quarter 0.38 million tonnes of bunker fuel were consumed at an average price of $161 per tonne compared to 0.39 million tonnes at $170 per tonne in same period 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During first quarter 2004, a hedging loss of $2 million was incurred due to spot prices being lower than contract prices under the hedging arrangements. At 31st March 2004, approximately 10% of anticipated bunker fuel purchases had been hedged against the Rotterdam 3.5% Barges Index for the rest of 2004, at an average price of $137 per tonne, before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships first quarter 2004 average bunker fuel price would be $13 million, although a large part of any price increase is recovered through fuel surcharges.


                                      5/22

OFF-BALANCE SHEET ARRANGEMENTS

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are discussed in the Management's Discussion and Analysis included in the 2003 annual report. The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires judgement and the use of estimates that affect the reported amounts. Actual results could differ from those estimates.

CHANGE IN ACCOUNTING POLICIES

Stock-based Compensation (note 2(a) of the interim consolidated financial statements) Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

Hedging Relationships (note 2(b) of the interim consolidated financial statements)

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.


                                      6/22

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer qualify as hedges for accounting purposes. As a result, the carrying value of these instruments has been included as at 1st January 2004 at fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

At 31st March 2004, fair valuing the interest rate swap agreements resulted in an asset of $5 million.

COMPARATIVES

During the first quarter, we commenced the implementation of a new SAP financial accounting system to replace legacy systems largely inherited with acquisitions.

The SAP implementation to date has shown that through 2003 we incorrectly revised downwards accruals for certain costs of container shipping operations. Accordingly the results for 2003 and the balance sheet as at 31st December 2003 will be revised to reflect a reduction in operating income and net income of $8 million with each of the four quarters being revised. (See note 3 to the notes to the interim consolidated financial statements).

This revision is one-off and non-recurring. It does not affect performance in first quarter 2004 and does not affect our 2004 outlook.

CONTROLS AND PROCEDURES

Management has evaluated, as of the end of the period covered by this report, the company's disclosure controls and procedures, previously designed under management's supervision, and has concluded that they are effective. With the exception of changes resulting from the implementation of the SAP financial accounting system referred to above, there have been no significant changes in internal controls or other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. In the process of implementing the SAP financial accounting system, it was determined that the legacy financial accounting systems and the process through which certain financial information was reconciled was deficient resulting in the revisions to the 2003 results of operations described above and in note 3 to the notes to the interim consolidated financial statements. The company believes that there are now no significant deficiencies or material weaknesses in the company's control over financial reporting.

ANNUAL GENERAL MEETING

Following the Annual and Special Meeting of Shareholders which took place on 4th May 2004 in Toronto, the Board of Directors appointed Ray Miles as Chairman and Frank Halliwell as CEO. Ian Webber remains CFO. Former Chairman Lord Weir was appointed Lead Independent Director and John Bowmer, Robert Clanin, Peter Dey, John McNeil and Nigel Rich were all re-elected as independent directors.


                                      7/22

DIVIDEND

The Board of Directors has declared a dividend for the first quarter 2004 of $0.04 per common share, payable on 4th June 2004 to shareholders of record on 20th May 2004.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.



                                      8/22


QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                                    Q1       Q4        Q3        Q2        Q1        Q4        Q3       Q2        Q1
 US$ millions except volume                 2004   2003(3)   2003(3)   2003(3)   2003(3)     2002      2002     2002      2002
-----------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                       294      301       287       305       270       284       277      256       222
         Australasia                          74       78        79        73        74        87        84       86        77
         Latin America                        58       63        63        60        53        55        48       38        33
         Asia                                126      119       114       111       109       113       106      110        95
         Other                                10        8        11         9         8        11         9        8         9
-----------------------------------------------------------------------------------------------------------------------------------
                                             562      569       554       558       514       550       524      498       436
-----------------------------------------------------------------------------------------------------------------------------------

 Revenue
         TransAtlantic                       406      429       401       402       345       371       349      320       288
         Australasia                         132      137       133       129       117       143       132      136       120
         Latin America                        79       80        78        75        64        71        63       54        50
         Asia                                171      168       172       158       138       145       137      123       103
         Other                                27       27        33        28        22        24        23       18        17
-----------------------------------------------------------------------------------------------------------------------------------
                                             815      841       817       792       686       754       704      651       578
-----------------------------------------------------------------------------------------------------------------------------------

 Expenses
         TransAtlantic                       405      392       383       379       341       350       332      306       280
         Australasia                         122      132       127       123       111       130       121      130       123
         Latin America                        77       74        73        71        64        69        58       46        44
         Asia                                171      175       165       156       152       150       141      133       122
         Other                                24       22        27        25        21        21        18       15        15
-----------------------------------------------------------------------------------------------------------------------------------
                                             799      795       775       754       689       720       670      630       584
-----------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(4)
         TransAtlantic                         1       37        18        23         4        21        17       14         8
         Australasia                          10        5         6         6         6        13        11        6        (3)
         Latin America                         2        6         5         4         0         2         5        8         6
         Asia                                  0       (7)        7         2       (14)       (5)       (4)     (10)      (19)
         Other                                 3        5         6         3         1         3         5        3         2
-----------------------------------------------------------------------------------------------------------------------------------
                                              16       46        42        38        (3)       34        34       21        (6)
-----------------------------------------------------------------------------------------------------------------------------------



 Analysis of expenses
    Container shipping operations            663      661       627       618       566       596       558      520       474
    General and administrative               110      107       113       108        96       101        89       88        89
    Depreciation and amortization             32       33        29        29        28        30        23       20        20
    Other                                     (6)      (6)        6        (1)       (1)       (7)        0        2         1
-----------------------------------------------------------------------------------------------------------------------------------
                                             799      795       775       754       689       720       670      630       584
-----------------------------------------------------------------------------------------------------------------------------------



(3) Revised - see note 3 to the notes to consolidated financial statements

(4) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.


                                      9/22


OPERATING DATA

Unaudited

 EBITDA                                       Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                               2004    2003(5)   2003(5)  2003(5)   2003(5)     2002     2002      2002      2002
-----------------------------------------------------------------------------------------------------------------------------------

                                              48        79        71       67        25        64       57        41        14


 Quarterly freight rate changes               Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 Percentage change(6)                       2004      2003      2003     2003      2003      2002     2002      2002      2002
-----------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                (4)        3         5        5        (1)        6       (1)       (6)       (6)
 Australasia                                   8         6         2        3         3         2        2         -        (3)
 Latin America                                (1)        3        (6)       1        (3)       (4)      (1)       (4)       (4)
 Asia                                         (5)       (8)        7        9        (5)        -       10         2       (10)

-----------------------------------------------------------------------------------------------------------------------------------
                                              (2)       (1)        7        5        (2)        1        3        (2)       (7)
-----------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals                      Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                               2004      2003      2003     2003      2003      2002     2002      2002      2002
-----------------------------------------------------------------------------------------------------------------------------------

 Ships                                        49        49        44       44        40        57       52        49        52
 Containers                                   38        37        39       39        38        36       34        31        30
 Other                                         8         7        10        8         7         9        6         6         6

-----------------------------------------------------------------------------------------------------------------------------------
                                              95        93        93       91        85       102       92        86        88
-----------------------------------------------------------------------------------------------------------------------------------


 EARNINGS COVERAGE(7)                         Q1
 Ratio                                      2004
------------------------------------------------

                                             3.8



Ships
-------------------------------------------------------------------------------------------------------------
 Number of ships employed at 31st March 2004                                          76

Containers
-------------------------------------------------------------------------------------------------------------
 fleet in teu at 31st March 2004                                                 421,000




(5) Revised - see note 3 to the notes to consolidated financial statements.

(6) Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

(7) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.



                                     10/22



CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                            Three months
US$ millions except per share amounts                                                to 31st March
                                                                                    2004          2003
                                                                                             Revised(8)
-----------------------------------------------------------------------------------------------------------
Revenue
    Container shipping operations                                                    815           686

Expenses
    Container shipping operations                                                    663           566
    General and administrative                                                       110            96
    Depreciation and amortization of intangible assets                                32            28
    Currency exchange gain                                                            (6)           (1)

                                                                              -----------------------------
                                                                                     799           689

Operating income/(loss) before exceptional items                                      16            (3)
    Exceptional items (note 4)                                                         -           (10)

                                                                              -----------------------------

Operating income                                                                      16           (13)

    Interest expense, net (note 6)                                                    (7)           (8)
    Current income tax expense                                                        (2)           (1)
    Future income tax benefit                                                          1             -

                                                                              -----------------------------
Net income/(loss) available to common shareholders                                    $8          $(22)
                                                                              -----------------------------


Average number of common shares outstanding (millions) (note 9)                     89.9          89.8

Earnings per common share basic (note 9)                                           $0.09       $(0.24)

Earnings per common share diluted (note 9)                                         $0.09       $(0.24)


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                            Three months
US$ millions                                                                        to 31st March
                                                                                    2004          2003
                                                                                             Revised(8)
-----------------------------------------------------------------------------------------------------------

Balance, beginning of period - Revised(8)                                            607           547
Transitional amount for stock-based compensation (note 2(a))                          (1)            -

                                                                              -----------------------------
Adjusted opening balance                                                             606           547

Net income/(loss) available to common shareholders                                     8           (22)
                                                                              -----------------------------
                                                                                     614           525

Dividends on common shares                                                            (4)           (4)

                                                                              -----------------------------
Balance, 31st March                                                                 $610          $521
                                                                              -----------------------------

(8) Revised - see note 3 to the notes to consolidated financial statements.

See accompanying notes to consolidated financial statements



                                     11/22



CONSOLIDATED BALANCE SHEETS

Unaudited                                                            31st March           31st December
US$ millions                                                            2004                  2003
                                                                                            Revised(9)
-----------------------------------------------------------------------------------------------------------
Assets

Current assets
    Cash and cash equivalents                                                74                     75
    Accounts receivable                                                     467                    469
    Prepaid expenses                                                         62                     44
    Inventory                                                                21                     24
                                                                       ---------------------------------------------
                                                                            624                    612

Property, plant and equipment at cost                                     1,665                  1,661
Accumulated depreciation                                                   (454)                  (426)
                                                                       ---------------------------------------------
                                                                          1,211                  1,235


Deferred charges                                                             36                     32
Goodwill                                                                    598                    598
Other intangible assets                                                       8                      9
Future income tax assets                                                      6                      4
Other assets                                                                 20                     16

                                                                       ---------------------------------------------
                                                                         $2,503                 $2,506
                                                                       ---------------------------------------------


Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                536                    542
    Long-term debt due within one year (note 7)                              19                     19
                                                                       ---------------------------------------------
                                                                            555                    561


Long-term liabilities
    Long-term debt due after one year (note 7)                              603                    632
    Future income tax liabilities                                             8                      7
                                                                       ---------------------------------------------
                                                                            611                    639


Shareholders' equity
    Common share capital                                                    686                    686
    Other equity (note 7)                                                    29                     -
    Contributed surplus                                                      10                      7
    Retained earnings                                                       610                    607
    Cumulative foreign currency translation adjustments                       2                      6
                                                                       ---------------------------------------------
                                                                          1,337                  1,306

                                                                       ---------------------------------------------
                                                                         $2,503                 $2,506
                                                                       ---------------------------------------------



(9) Revised - see note 3 to the notes to consolidated financial statements.

See accompanying notes to consolidated financial statements




                                     12/22



CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                         Three months
US$ millions                                                                      to 31st March
                                                                                  2004          2003
                                                                                          Revised(10)
-------------------------------------------------------------------------------------------------------
Operating activities
    Net income/(loss)                                                                8           (22)
    Depreciation and amortization of intangible assets                              32            28
    Exceptional items                                                                -            10
    Future income tax benefit                                                       (1)            -
    Amortization and write-off of deferred charges                                   7             3
    Stock-based compensation                                                         2             1
    Other                                                                           (3)            1
                                                                            ---------------------------
                                                                                    45            21

    Increase in non-cash working capital                                           (19)          (38)

                                                                            ---------------------------
    Cash inflow/(outflow) from operations before exceptional item
    related payments                                                                26           (17)

    Exceptional item related payments                                               (1)           (1)

                                                                            ---------------------------
Cash inflow/(outflow) from operations                                               25           (18)

Financing activities
    Convertible notes issued                                                       200             -
    Increase in long-term debt                                                      76            64
    Repayment of long-term debt                                                   (279)           (4)
    Increase in deferred financing costs                                            (8)           (1)
    Financing costs allocated to other equity                                       (1)            -
    Common share dividends paid                                                     (4)           (4)
                                                                            ---------------------------
    Cash (outflow)/inflow from financing activities                                (16)           55

Investing activities
    Additions to property, plant and equipment                                      (9)          (84)
    Increase in deferred dry-dock costs                                             (2)           (1)
    Proceeds from disposal of property, plant and equipment                          1             1
                                                                            ---------------------------
    Cash outflow from investing activities                                         (10)          (84)

Cash position(11)
    Decrease in cash and cash equivalents                                           (1)          (47)
    Cash and cash equivalents at beginning of period                                75           110

                                                                            ---------------------------
    Cash and cash equivalents at end of period                                     $74           $63
                                                                            ---------------------------



(10)   Revised - see note 3 to the notes to consolidated financial statements.

(11) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to consolidated financial statements


                                     13/22


SEGMENT INFORMATION

Unaudited                                                               Three months
US$ millions except volume                                              to 31st March
                                                                        2004          2003
                                                                                Revised(12)
------------------------------------------------------------------------------------------------
Volume (teu 000s)
    TransAtlantic                                                        294            270
    Australasia                                                           74             74
    Latin America                                                         58             53
    Asia                                                                 126            109
    Other                                                                 10              8

                                                                 -------------------------------
                                                                         562            514
                                                                 --------------------------------


Revenue
    TransAtlantic                                                        406            345
    Australasia                                                          132            117
    Latin America                                                         79             64
    Asia                                                                 171            138
    Other                                                                 27             22

                                                                 --------------------------------
                                                                        $815           $686
                                                                 --------------------------------


Expenses
    TransAtlantic                                                        405            341
    Australasia                                                          122            111
    Latin America                                                         77             64
    Asia                                                                 171            152
    Other                                                                 24             21

                                                                 --------------------------------
                                                                        $799           $689
                                                                 --------------------------------

Operating income/(loss)(13)
    TransAtlantic                                                          1              4
    Australasia                                                           10              6
    Latin America                                                          2              -
    Asia                                                                   -            (14)
    Other                                                                  3              1

                                                                 --------------------------------
                                                                         $16            $(3)
                                                                 --------------------------------



(12)   Revised - see note 3 to the notes to consolidated financial statements.

(13) Before exceptional items - see note 4 to the notes to consolidated financial statements.



                                     14/22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in Note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.




                                     15/22

Unaudited
US$ millions


2.  Change in Accounting Policies (continued)

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the consolidated statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

3.  Comparative Figures

The 2003 financial statements have been revised. This follows the implementation of a new financial accounting system to replace legacy systems largely inherited with acquisitions. The implantation has shown that in 2003 accruals for certain container shipping operation costs were incorrectly adjusted downwards. Accordingly the previously reported results for 2003 and the balance sheet as at 31st December 2003 have been revised to reflect an increase in container shipping operation costs and a corresponding reduction in operating income and net income of $8 million. Previously reported 2003 earnings per common share basic and diluted have been reduced by $0.09 per share.

The impact on each quarter in 2003 is as follows: first quarter container shipping operation costs were increased and operating income and net income were reduced by $1 million, all relating to the Asian market segment; second quarter container shipping operation costs were increased and operating income and net income were reduced by $2 million, with $1 million in each of the Australasian and Asian market segments; third quarter container shipping operation costs were increased and operating income and net income were reduced by $2 million, with $1 million in each of the Australasian and Asian market segments; and fourth quarter container shipping operation costs were increased and operating income and net income were reduced by $3 million, with $2 million relating to the Australasian market segment and $1 million relating to the Asian market segment.

The balance sheet as at 31st December 2003 has also been revised by increasing accounts payable and accrued liabilities by $8 million with a corresponding reduction in related earnings.

4.  Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 31st March 2004, $2 million remains to be spent for redundant office leases to 2008.

5.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A.. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $7 million had been utilized as at 31st March 2004.


                                     16/22



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


6.  Interest expense (net)

                                                                         Three months to 31st March
US$ millions                                                              2004                2003
--------------------------------------------------------------------------------------------------------
Interest expense                                                             8                      9
Interest income                                                              -                     (1)
Financial instrument fair value adjustment                                  (5)                     -
Write-off of deferred financing charges                                      4                      -
                                                                       ----------------------------------

Interest expense (net)                                                     $ 7                    $ 8
                                                                       -----------------------------------

For the three months ended 31st March 2004, the benefit of $5 million resulted from the fair valuing of interest rate swap agreements that do not qualify for hedge accounting under AcG-13. The write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect of revolving credit facilities which were terminated in the period.

7.  Long-Term Debt

                                                                      31st March      31st December
US$ millions                                                                2004               2003
------------------------------------------------------------------------------------------------------------

Bank loans                                                                  75                    275
4% convertible senior subordinated notes                                   170                     -
Ten-year senior notes                                                      196                    196
Long-term loans                                                             35                     37
                                                                       --------------------------------------
                                                                           476                    508

Capital leases                                                             146                    143
                                                                       ---------------------------------------
                                                                           622                    651

Amounts due within one year                                                (19)                   (19)
                                                                       ----------------------------------------

Amounts due after one year                                               $ 603                  $ 632
                                                                       ----------------------------------------

Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, $75 million was drawn at 31st March 2004 and the remaining
$450 million was available to be drawn subject to covenants. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st March the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.



                                     17/22

Unaudited
US$ millions


7.  Long-Term Debt (continued)

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may also be converted: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter, or ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date, or iii) where the company has called the notes for redemption, or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

8.  Stock-Based Compensation

In March 2004, senior employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance. No stock options have been granted in 2004.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three months ended 31st March 2003 with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                               5

There was no material impact on reported net income available to common shareholders or earnings per common share for the three months ended 31st March 2003 as a result of stock options granted (see note 2(a) for impact of revised stock-based compensation accounting policy).

Stock-based compensation expense of $2.3 million was recognized for the three months ended 31st March 2004 ($1.4 million for the three months ended 31st March 2003 relating to only restricted share awards).


                                     18/22

Unaudited
US$ millions


9.  Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

                                                            Three months
(millions of shares)                                          to 31st March
                                                             2004          2003
-------------------------------------------------------------------------------

Weighted average number of common shares used in
calculating basic earnings per share                         89.9          89.8
                                                          ---------------------

Effect of dilutive securities - stock options                 1.3           0.7
                              - unvested restricted shares    1.8           1.7
                                                          ---------------------

Weighted average number of common shares used in
calculating diluted earnings per share                       93.0          92.2
                                                          ---------------------

For the three month period ended 31st March 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the conversion price was greater than the average market price of the common shares during the period.

10.   Subsequent Events

Subsequent to 31st March 3004, CP Ships made a small acquisition - Montreal-based ROE Logistics.




                                     19/22


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


11. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a) Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

Unaudited                                                                                       Three months
US$ millions except per share amounts                                                          to 31st March
                                                                                                 2004          2003
                                                                                                        Revised(14)
---------------------------------------------------------------------------------------------------------------------
Net income - Canadian GAAP                                                                         8          (22)
US GAAP adjustments:
   Embedded derivatives                                                                            9            1
   Interest rate swaps                                                                             -            1
   Foreign currency contracts                                                                     (1)           7
   Bunker fuel price contracts                                                                     1            1
   Stock-based compensation                                                                        1            -
   Capitalized interest                                                                            -            1
   Restructuring costs                                                                            (1)           5
   Tax effect of US GAAP adjustments                                                               -            -

                                                                                         -----------------------------
Net income/(loss) - US GAAP                                                                       17           (6)

Other comprehensive income
   Foreign currency translation adjustments                                                       (4)           3

Comprehensive income/(loss) - US GAAP                                                            $13          $(3)
                                                                                         -----------------------------

Earnings/(loss) per common share - basic ($ per share)
   Canadian GAAP                                                                               $0.09       $(0.24)
   US GAAP                                                                                     $0.19       $(0.07)

 Earnings/(loss) per common share - diluted ($ per share)
   Canadian GAAP                                                                               $0.09       $(0.24)
   US GAAP                                                                                     $0.18       $(0.07)

Average number of common shares outstanding - basic (millions)
   Canadian GAAP                                                                                 89.9          89.8
   US GAAP                                                                                       89.7          89.6

Average number of common shares outstanding - diluted (millions)
   Canadian GAAP                                                                                 93.0          89.8
   US GAAP                                                                                       93.0          89.6




----------------------
(14)   Revised - see note 3


                                     20/22



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


11. Differences between Accounting Principles Generally Accepted in Canada and the United States (continued)

(a) Consolidated Statements of Income and Shareholders' Equity (continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited                                                                           31st March        31st December
US$ millions                                                                              2004                 2003
                                                                                                         Revised(15)
--------------------------------------------------------------------------------------------------------------------
Equity - Canadian GAAP                                                                   1,337                1,306
US GAAP adjustments:
   Embedded derivatives                                                                      -                  (9)
   Interest rate swaps                                                                       3                    3
   Foreign currency contracts                                                                -                    1
   Bunker fuel price contracts                                                               2                    1
   Acquisition-related costs                                                              (44)                 (44)
   Pension costs                                                                          (12)                 (12)
   Stock-based compensation                                                                (2)                  (3)
   Ships                                                                                  (22)                 (22)
   Capitalized interest                                                                      4                    4
   Restructuring costs                                                                       2                    3
   Compensation expense - Rabbi Trust                                                      (1)                  (1)
   Treasury stock - Rabbi Trust                                                            (2)                  (2)
   Tax effect of US GAAP adjustments                                                         -                    -

                                                                         -------------------------------------------
 Equity - US GAAP                                                                       $1,265               $1,225
                                                                         -------------------------------------------

(b) Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable as at 31st December 2003. No differences were applicable for the first time in 2004.


                                                     -ends-


----------------------
(15)   Revised - see note 3



                                     21/22

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.



About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 76 ships and 421,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.





                                    CONTACTS
                                    Investors
                        Jeremy Lee, VP Investor Relations
                           Telephone: + 1 514 934 5254

                                      Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                       or

                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660



                                     22/22